SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SANUWAVE Health, Inc.

(Name of issuer)

COMMON STOCK, $.001 par value per share

(Title of class of securities)

80303D107

(CUSIP number)

Kevin A Richardson II

Prides Capital Partners, L.L.C.

100 Cummings Center, Suite 332 D

Beverly, MA 01915

(617) 778-9223

(Name, address and telephone number of person authorized to receive notices and communications)

September 2, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 80303D107	13D	Page 2 of 6 Pages

1.	Name of reporting person SS OR IRS IDENTIFICATION No OF ABOVE PERSON Prides Capital Partners, L.L.C. 20-0654530
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds See Item 3
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 6,467,733
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 6,467,733
11.	Aggregate amount beneficially owned by each reporting person 6,467,733
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.2%
14.	Type of reporting person OO (Limited Liability Company)

CUSIP No. 80303D107	13D	Page 3 of 6 Pages

1.	Name of reporting person Kevin A. Richardson, II
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds See Item 3
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,307,263
	8.	Shared voting power 6,467,733
	9.	Sole dispositive power 2,307,263
	10.	Shared dispositive power 6,467,733
11.	Aggregate amount beneficially owned by each reporting person 8,774,996
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.9%
14.	Type of reporting person IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D is being jointly filed by Kevin A. Richardson, II and Prides Capital Partners, L.L.C. (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2009, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on October 21, 2010 (collectively, the “Schedule 13D”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This Amendment No. 2 is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment relates to shares of Common Stock, $.001 par value per share (the “Common Stock”) of SANUWAVE Health, Inc. a Nevada corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 11475 Great Oaks Way, Suite 150, Alpharetta, GA 30022.

Item 2.	Identity and Background.

Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

See response to Item 5 (c) below.

Item 5.	Interest in Securities of the Issuer.

(a),(b)	According to the Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2015 by the Issuer there were 63,056,519 shares of Common Stock issued and outstanding as of August 7, 2015. Based on such information and after taking into account the transaction described in paragraph (c) below, the Reporting Persons report beneficial ownership of 8,774,996 shares. This includes 1,898,316 shares of Common Stock, options to purchase up to 115,000 shares of Common Stock and warrants to purchase up to 293,947 shares of Common Stock held by Kevin A. Richards, II. In addition, this amount includes 5,805,371 shares of Common Stock and warrants to purchase 662,362 shares of Common Stock owned directly by Prides Capital Fund I, L.P. Prides Capital Partners LLC is a general partner of Prides Capital Fund I, L.P. Kevin A. Richardson, II is Managing Member of Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II is joining in this Schedule as a reporting person, the filing of this Schedule shall not be construed as an admission that he, for any purpose, is the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c)	On September 2, 2015, Prides Capital Partners, L.L.C. distributed an aggregate of 3,276,678 shares of Common Stock on a pro rata basis for no consideration to its limited partners.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2015

Prides Capital Partners, L.L.C.

By:	/S/ KEVIN A. RICHARDSON, II

Kevin A. Richardson, II
By:	/S/ KEVIN A. RICHARDSON, II